Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

News Release

BROOKFIELD RENEWABLE PROVIDES Q2 PRELIMINARY OUTLOOK

HAMILTON, Bermuda, July 13, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today provided a preliminary generation outlook for the second quarter of 2015.

Lower inflows in North America and South America are expected to result in hydroelectric generation of 5,101 gigawatt-hours (“GWh”), approximately 714 GWh below the long term average (“LTA”). Wind generation is expected to be below LTA in North America and in line with LTA in both Europe and South America.

Reservoirs in North America have increased from their levels at the end of June, positioning the business to capture traditionally higher summer pricing. The company’s development activities and construction projects remain on scope, schedule and budget, and the business continues to deliver on its long-term strategic and growth plans.

The table below summarizes expected generation by segment and region as at the date of this release:

Preliminary Outlook – Q2 2015 Generation

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America	4,268	4,643	4,819	4,523	(551)	120	(375)
Latin America	833	844	996	898	(163)	(54)	(11)
	5,101	5,487	5,815	5,421	(714)	66	(386)
Wind
North America	593	669	760	760	(167)	(91)	(76)
Latin America	101	-	101	-	-	-	101
Europe	326	144	318	180	8	(36)	182
	1,020	813	1,179	940	(159)	(127)	207
Other	198	41	160	79	38	(38)	157
Total(2)	6,319	6,341	7,154	6,440	(835)	(99)	(22)
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	Includes 100% of generation from equity-accounted investments.

The expected operational information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected generation of Brookfield Renewable for the second quarter of 2015.  However, this information is not fact and no assurances can be given that our actual generation for the three months ended June 30, 2015 will not differ from these estimated amounts. Readers are cautioned not to place undue reliance on the estimates. These estimated amounts are forward-looking statements within the meaning of applicable U.S. and Canadian securities laws. These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that we may be deemed an “investment company” under the Investment Company Act; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to weather generally at any biomass cogeneration facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; risks relating to the increasing amount of uncontracted generation in our portfolio; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Latin American and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions, including transactions that have been announced by not yet closed; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.